ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

April 24, 2019

Angela Jaimes

(617) 951-7591

Angela.Jaimes@ropesgray.com

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Sonny Oh, Esq.

Re:	Premier Multi-Series VIT (Registration Nos. 333-182079 and 811-22712)—Responses to Comments on Post-Effective Amendment No. 16

Dear Mr. Oh:

I am writing on behalf of Premier Multi-Series VIT (the “Trust”) to respond to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission,” or, the “SEC”) on the Trust’s Post-Effective Amendment No. 16 (the “485(a) Amendment”) to the Trust’s Registration Statement (the “Registration Statement”) on Form N-1A (or, the “Form”). The 485(a) Amendment was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“Securities Act”), on February 28, 2019 in connection with the annual update of the Trust’s Registration Statement with respect to RCM Dynamic Multi-Asset Plus VIT Portfolio, its sole series (the “Portfolio”). We received your oral comments regarding the 485(a) Amendment via telephone on April 15, 2019. Summaries of your comments and the Trust’s responses are set forth below. To the extent applicable, the responses below will be reflected in Post-Effective Amendment No. 17 (the “485(b) Amendment”) to the Trust’s Registration Statement, which will file on April 24, 2019, pursuant to Rule 485(b) under the Securities Act.

Prospectus

Portfolio Summary—Fees and Expenses of the Portfolio

1.

Comment: The Staff notes that the Portfolio’s “Annual Fund Operating Expenses” table includes introductory language that states: “The table below describes the fees and expenses that you may pay if you buy and hold shares of the Portfolio. The table does not reflect the fees and expenses of AllianzIM Funds or Variable Contracts (each as defined below) through which investors may invest indirectly into the Portfolio.” Please consider revising the phrase “indirectly into the Portfolio.”

Response: The Trust respectfully submits that shares of the Portfolio are accessible to investors indirectly through segregated asset accounts that fund variable annuity contracts and variable life insurance policies and through insurance dedicated fund-of-funds vehicles. The Trust notes further that the referenced disclosure accurately describes a shareholder’s ability to indirectly gain exposure to the Portfolio and respectfully submits that a change to the current disclosure is unnecessary.

2.

Comment: The Staff notes that Footnote 1 to the Portfolio’s “Annual Fund Operating Expenses” table states: “Total Annual Portfolio Operating Expenses do not match the Ratio of Expenses to Average Net Assets of the Portfolio as set forth in the Financial Highlights table of the Portfolio’s prospectus...” Please consider revising the footnote to better reflect the location of the referenced Financial Highlights information.

Response: The Portfolio’s Footnote 1 disclosure will be revised as follows (new language denoted by underline and deletions by ~~strikethrough~~):

(1) Total Annual Portfolio Operating Expenses do not match the Ratio of Expenses to Average Net Assets of the Portfolio as set forth in the Financial Highlights table included in the ~~of the~~ Portfolio’s prospectus, in part, because the Ratio of Expenses to Average Net Assets in the prospectus reflects the operating expenses of the Portfolio and does not include Acquired Fund Fees and Expenses.

3.

Comment: The Staff notes that Footnote 2 to the Portfolio’s “Annual Fund Operating Expenses” table states: “Under the Expense Limitation Agreement, the Manager may recoup waived or reimbursed amounts for three years, provided total expenses, including such recoupment, do not exceed the annual expense limit in effect at the time of such waiver/reimbursement or recoupment. The Expense Limitation Agreement is terminable by the Trust upon 90 days’ prior written notice to the Manager or at any time by mutual agreement of the parties.” The Staff requests that the Trust consider instead identifying the “Board of the Trust” as the party who may terminate the expense limitation agreement.

Response: The Portfolio’s Footnote 2 disclosure has been revised as follows (new language denoted by underline):

Under the Expense Limitation Agreement, the Manager may recoup waived or reimbursed amounts for three years, provided total expenses, including such recoupment, do not exceed the annual expense limit in effect at the time of such waiver/reimbursement or recoupment. The Expense Limitation Agreement is terminable by the Trust (based on approval by the Board) upon 90 days’ prior written notice to the Manager or at any time by mutual agreement of the parties.

Principal Investment Strategies and Principal Risks

4.

Comment: The Staff notes that disclosure in the “Portfolio Summary” section states that the Portfolio will invest in “emerging market” securities. Please consider adding additional disclosure around how the Portfolio determines what constitutes an emerging market security.

Response: The Trust believes that the current disclosure adequately describes the Portfolio’s principal investment strategies, is helpful to investors and compliant with Item 4 of Form N-1A. The Trust notes that emerging market securities are currently defined and described in detail in the section titled “Characteristics and Risks of Securities and Investment Techniques—Emerging Market Securities,” which currently states:

The Portfolio may invest in non-U.S. securities and in securities of issuers tied economically to countries with developing (or “emerging market”) economies. Emerging market countries are generally located in Asia, Africa, the Middle East, Latin America and Eastern Europe. Countries with emerging market economies are those with securities markets that are, in the opinion of the Manager, less sophisticated than more developed markets in terms of participation by investors, analyst coverage, liquidity and regulation. To the extent the Portfolio is subject to maximum percentage limitations on investments in emerging market securities, the Portfolio calculates those limitations by defining “emerging market securities” as securities issued by companies located in emerging market countries. For more information about how the Manager may determine whether an issuer is “located in” a particular country, see “Location of Issuer” below. Investing in emerging market securities imposes risks different from, or greater than, risks of investing in U.S. securities or in developed countries outside the United States. These risks include: smaller market capitalization of securities markets, which may suffer periods of relative illiquidity; significant price volatility; restrictions on foreign investment; and possible repatriation of investment income and capital. In addition, foreign investors may be required to register the proceeds of sales and future economic or political crises could lead to price controls, forced mergers, expropriation or confiscatory taxation, seizure, nationalization or the creation of government monopolies. Inflation and rapid fluctuations in inflation rates have had, and may continue to have, negative effects on the economies and securities markets of certain emerging market countries.

Additional risks of emerging market securities may include: greater social, economic and political uncertainty and instability; more substantial governmental involvement in the economy; less governmental supervision and regulation; unavailability of currency or other hedging techniques; companies that are newly organized and/or small; differences in auditing and financial reporting standards, which may result in unavailability of material information about issuers; and less developed legal, custodial and share registration systems. In addition, emerging securities markets may have different clearance and settlement procedures, which may be unable to keep pace with the volume of securities transactions or otherwise make it difficult to engage in such transactions. Settlement problems may cause the Portfolio to miss attractive investment opportunities, hold a portion of its assets in cash pending investment, or be delayed in disposing of a portfolio security. Such a delay could result in possible liability to a purchaser of the security.

This language is unchanged from the 485(a) Amendment. The Trust believes that this language is helpful to investors by providing them with a comprehensive description of what the Portfolio considers to be emerging market securities, and that there is no way to succinctly provide a truncated definition for this term each time it is used throughout the prospectus.

5.

Comment: The Staff notes the references in the “Principal Investment Strategies” section of the “Portfolio Summary” section to investments in Treasury Inflation-Protected Securities (“TIPS”) and exchange-traded funds (“ETFs”). Please consider incorporating corresponding principal risk disclosure related to such investments.

Response: Per its normal process for annually updating its Registration Statement, the Trust has reviewed the principal investment strategies and principal risks of the Portfolio and has revised disclosure, to the extent necessary, to ensure that each principal investment strategy has a corresponding principal risk, and vice versa. The Trust confirms that it has considered the relevant observations of the Staff regarding including principal risk disclosure related to investments in TIPS and ETFs. Tailored principal risk disclosure related to investments in TIPS will be considered for inclusion in a future Registration Statement filing, though the Trust currently believes that the relevant risk considerations are adequately covered by existing disclosure.

Tailored principal risk disclosure related to investments in ETFs in the “Summary of Principal Risks” section will be added as follows (new language denoted by underline):

[…]

ETFs Risk: Shareholders will indirectly bear fees and expenses associated with the ETFs in which the Portfolio invests, in addition to the Portfolio’s direct fees and expenses. The cost of investing in the Portfolio, therefore, may be higher than the cost of investing in a mutual fund that invests directly in individual stocks and bonds. In addition, the Portfolio’s net asset value will be subject to fluctuations in the market values of the ETFs in which it invests. The Portfolio is also subject to the risks associated with the securities or other investments in which the ETFs invest, and the ability of the Portfolio to meet its investment objective will directly depend on the ability of the ETFs to meet their investment objectives. An index-based ETF’s performance may not match that of the index it seeks to track. An actively managed ETF’s performance will reflect its adviser’s ability to make investment decisions that are suited to achieving the ETF’s investment objective. It is also possible that an active trading market for an ETF may not develop or be maintained, in which case the liquidity and value of the Portfolio’s investment in the ETF could be substantially and adversely affected. The extent to which the investment performance and risks associated with the Portfolio correlate to those of a particular ETF will depend upon the extent to which the Portfolio’s assets are allocated from time to time for investment in the ETF, which will vary.

[…]

6.

Comment: The Staff notes that the “Principal Investment Strategies” section of the “Portfolio Summary” states that the Portfolio may invest in certain types of derivatives. Please confirm supplementally that the Trust has considered the relevant observations of the Staff regarding derivatives-related disclosure as set forth in its letter dated July 30, 2010 to Karrie McMillan, Esq., former General Counsel of the Investment Company Institute.

Response: The Trust believes the prospectus and statement of additional information (“SAI”) contain adequate disclosure relating to the Portfolio’s use of derivatives. Current disclosure in the section of the prospectus titled “Characteristics and Risks of Securities and Investment Techniques—Derivatives” states:

[ . . . ]

Derivatives may be used for a variety of reasons, including for risk management, for leverage and to indirectly gain exposure to other types of investments. For example, the Portfolio may use derivative instruments (such as securities swaps) to indirectly participate in the securities market of a country from which the Portfolio would otherwise be precluded for lack of an established securities custody and safekeeping system or for other reasons.

[ . . . ]

The Portfolio’s use of derivative instruments involves risks different from, or greater than, the risks associated with investing directly in securities and other more traditional investments, and the use of certain derivatives may subject the Portfolio to the potential for unlimited loss. A description of various risks associated with particular derivative instruments is included in “Investment Objectives and Policies” in the Statement of Additional Information. The following provides a more general discussion of important risk factors relating to all derivative instruments that may be used by the Portfolio.

[ . . . ]

Additionally, the Trust notes that the Portfolio includes disclosure in the “Principal Investment Strategies” section of the “Portfolio Summary” about the current use of derivatives, which it believes is helpful to investors and provides further clarity about the purpose of such investments. The following disclosure is provided in that section:

[ . . . ]

The Portfolio may use derivatives for a variety of purposes, including: as a hedge against adverse changes in the market price of securities, interest rates, or currency exchange rates; as a substitute for purchasing or selling securities; to increase the Portfolio’s return as a non-hedging strategy that may be considered speculative; and to manage portfolio characteristics.

[ . . . ]

The Trust confirms that it has considered the relevant observations of the Staff regarding derivatives-related disclosure as set forth in its letter dated July 30, 2010 to Karrie McMillan, Esq., former General Counsel of the Investment Company Institute, specifically with respect to disclosing (1) the types of derivatives in which the Portfolio may invest, (2) the specific purpose for using such derivatives, and (3) the extent to which such derivatives will be utilized.

In light of existing disclosure relating to the reasons why the Portfolio may use derivatives and risks associated with each, the Trust respectfully submits that its current disclosure remains appropriate and sufficient.

7.

Comment: The Staff notes that “IPO Risk,” “Mortgage-Related and Other Asset-Backed Risk” and “Turnover Risk’ are included as principal risks of the Portfolio. Please review the principal risks listed for the Portfolio as they relate to the Portfolio’s principal investment strategies and revise disclosure, to the extent necessary, to ensure that each principal investment strategy has a corresponding principal risk, and vice versa.

Response: The disclosure in the “Principal Investment Strategies” and “Principal Risks” sections will be revised, in relevant part, as follows (new language denoted by underline):

[…]

The Portfolio may invest in securities of companies of any capitalization, including smaller capitalization companies. The Portfolio also may make investments intended to provide exposure to one or more securities indices, currencies, and real estate-related securities. The Portfolio also may invest in mortgage- and asset-backed securities.

[…]

The reference to “IPO Risk” will be deleted.

The Trust notes that Item 3 of Form N-1A requires all funds to define portfolio turnover, explain its effects on fund performance and provide the portfolio turnover rate during the most recent fiscal year. Given that this disclosure is required for all funds, including those that do not engage in frequent trading as a principal investment strategy, the Trust believes that the inclusion of “Turnover Risk” is appropriate for the Portfolio, regardless of whether it engages in frequent trading as a principal investment strategy.

Management of the Portfolio

8.

Comment: In the “Portfolio Summary” and “Management of the Portfolio” sections, please include the month and date of inception for all portfolio managers disclosed as managing the Portfolio since inception.

Response: The Trust respectfully submits that the referenced disclosure as it appears in the 485(a) Amendment is accurate and compliant with Form N-1A. It has been the longstanding practice of funds advised by Allianz Global Investors U.S. LLC to include only the year when identifying the length of service for the portfolio managers of a fund/portfolio. Changing this presentation for the Portfolio would have the effect of requiring significant reworking of the similar disclosures in other registration statements, and is not a step that management wishes to take if it is not explicitly required by Form N-1A. The Trust also notes that detailed information regarding the month, day and year of the Portfolio’s inception may be found in the “Average Annual Total Returns” table, which immediately precedes the “Management of the Portfolio” section.

Portfolio Summary—Tax Information

9.	Comment: Please consider revising the “Tax Information” section within the “Portfolio Summary” to incorporate information required by Item 7 of Form N-1A.

Response: The Trust has reviewed the referenced disclosure and believes that it is helpful to investors and compliant with Item 7 of Form N-1A and relevant SEC requirements. Thus, the Trust does not believe there to be any tax-specific need to add further language at this time. The Trust respectfully submits that the disclosure is consistent with market practice for variable products and additional disclosure would not be helpful to investors.

Principal Investments and Strategies of the Portfolio

10.

Comment: The Staff notes that the disclosure provided in response to Item 9(b) of Form N-1A incorporates certain “target” ranges related to the Portfolio’s allocation strategy. Please consider incorporating these “target” ranges into the “Portfolio Summary” section of the prospectus.

Response: The applicable disclosure in the “Portfolio Summary” will be revised, in relevant part, as follows (new language denoted by underline):

The portfolio managers allocate the Portfolio’s investments among asset classes in response to changing market, economic, and political factors and events that the portfolio managers believe may affect the value of the Portfolio’s investments. Depending on market conditions, the Equity Component may range between approximately 10% and 65% of the Portfolio’s assets and the Fixed Income Component may range between approximately 0% and 90% of the Portfolio’s assets.

11.

Comment: The Staff notes that multiple sections of the prospectus incorporate risk disclosure to varying degrees (see “Principal Risks” in the “Portfolio Summary,” “Principal Risks” in the section “Principal Investments and Strategies of the Portfolio,” and the sections “Summary of Principal Risks” and “Characteristics and Risks of Securities and Investment Techniques”). If the Portfolio will continue to use a standalone prospectus, please consider revising the organization of the various risk disclosure sections. Specifically, please consider organizing the principal risks under the “Summary of Principal Risks” section as they are listed in the “Portfolio Summary” section, disclosing the five most significant risks first.

Response: The Trust confirms that the Portfolio currently intends to continue its use of a standalone prospectus, though new Trust series may launch in the future. The Trust believes that the existing risk disclosure, which is meant to include only a brief description of each of the Portfolio’s principal risks, provides sufficient detail to accurately portray the risk created by the Portfolio’s investments. The Trust also believes the current form—a brief description of each of the Portfolio’s principal risks with reference to more detailed risk disclosure in the “Summary of Principal Risks” section—is helpful to investors because it highlights the most significant risks of investing in the Portfolio without giving investors a false impression that the Portfolio Summary alone provides enough information to fully understand the complete risk profile of the Portfolio. The Trust respectfully submits that adherence to the current form of principal risk disclosure reduces inconsistencies across the complex’s series in the interest of the investors.

Additionally, with respect to the Staff’s request that the Trust reorganize the “Summary of Principal Risks” section to reflect the hierarchy of risks as listed in the “Portfolio Summary” section, the requested change will be made in the 485(b) Amendment.

How to Buy and Sell Shares

12.

Comment: In the “How the Trust Raises Redemption Proceeds” paragraph of the “How to Buy and Sell Shares” section of the prospectus, please consider addressing, as applicable, redemption methods to be applied during stressed as opposed to normal market conditions, including impacts to redemption timing, and ensure disclosure in the that section is appropriate and consistent with Form N-1A.

Response: The applicable disclosure has been revised, in relevant part, as follows (new language denoted by underline):

[…]

During times of deteriorating market conditions or market stress, or when the Portfolio has increased exposure to less liquid securities, the Trust may be more likely to access the overdraft protection available to it, engage in interfund lending or draw on its line of credit, and may also be more likely, to deem in-kind transfers necessary and appropriate. The Portfolio’s ability to redeem in-kind may be more limited with respect to securities that are subject to transfer restrictions.

How Portfolio Shares Are Priced

13.	Comment: In the section titled “How Portfolio Shares Are Priced”, please address pricing of direct investments in other mutual funds, ETFs or other types of investment companies.

Response: The applicable disclosure has been revised, in relevant part, as follows (new language denoted by underline):

For purposes of calculating NAV, the Portfolio’s investments for which market quotations are readily available are valued at market value. Market values for various types of securities and other instruments are determined on the basis of closing prices or last sales prices on an exchange or other market, or based on quotes or other market information obtained from quotation reporting systems, established market makers or pricing services. Please see “Net Asset Value” in the Statement of Additional Information. Short-term investments by the Portfolio having a remaining maturity of 60 days or less will be valued at amortized cost unless the Board of Trustees or its Valuation Committee determines that particular circumstances dictate otherwise. Investments in open-end mutual funds are valued at NAV and, under normal circumstances, ETFs are valued at their current market trading price.

Characteristics and Risks of Securities and Investment Techniques

14.	Comment: Please segregate principal and non-principal risks of the Portfolio in the “Characteristics and Risks of Securities and Investment Techniques” section of the prospectus.

Response: The Trust respectfully declines to make the requested changes to the “Characteristics and Risks of Securities and Investment Techniques” section. This section is intended to provide additional detail on the principal investments and related risks of the Portfolio, as well as information on risks related to investment activities of the Portfolio that are not directly related to principal investment strategies. The Trust notes that the substance and presentation of the information in the “Characteristics and Risks of Securities and Investment Techniques” section are consistent with other currently effective filings of the fund complex, which reflect the incorporation of previous comments by the Staff.

Financial Highlights

15.

Comment: Please consider including disclosure in the introductory narrative to the “Financial Highlights” section that total returns do not reflect the fees and expenses of AllianzIM or variable contracts and that, if they did, performance would have been lower.

Response: The applicable disclosure will be revised, in relevant part, as follows (new language denoted by underline and deletions by ~~strikethrough~~):

The financial highlights table~~s~~ below ~~are~~is intended to help you understand the financial performance of shares of the Portfolio for the period since the shares were first offered. The table does not reflect the fees and expenses of AllianzIM Funds or Variable Contracts through which investors may invest indirectly into the Portfolio. If it did, expenses would be higher.

Additional Performance Information

16.

Comment: Please be advised that the “Additional Performance Information” section of the prospectus is subject to further review and that the Staff requests that the response letter provide completed information pertaining to that section, or any other section, insofar as it contains supplemental performance information, so as to allow the Staff to review such information prior to filing of the 485(b) Amendment.

Response: Whereas in years past, the Trust has provided historical performance information for accounts that are or were comparable to the Portfolio, the Trust has chosen not to include such information in the 485(b) Amendment in the “Additional Performance Information” section or elsewhere.

Back Cover Page

17.

Comment: The Staff notes that the back cover page of the prospectus directs, via hyperlink, investors to the Portfolio’s website’s home page for copies of its SAI, annual and semi-annual reports, free of charge. Please instead provide a hyperlink linking investors directly to this information.

Response: The Trust respectfully submits that its current disclosure in response to Item 1(b) of Form N-1A is helpful to investors and presented in a user-friendly and Form-compliant manner. The Trust notes that Item 1(b) requires the Portfolio to explain that its SAI and annual and semi-annual reports are available, without charge, upon request and, as applicable, provide a specified internet address where such information may be accessed. The Trust will consider including a more specific hyperlink in response to this comment in connection with a future update to the Trust’s Registration Statement.

Statement of Additional Information

Investment Restrictions—Fundamental Investment Restrictions

18.

Comment: The Staff notes that in the SAI, the Portfolio’s fifth and sixth fundamental investment restrictions provide that the Portfolio may engage in certain activities to the extent permitted by law. Please disclose what is currently permitted under applicable law after the list of fundamental investment restrictions. The current formulation of the restrictions themselves need not be changed or altered.

Response: In response to this comment, the following new disclosure will be added inline immediately following the last fundamental investment restriction (new language denoted by underline):

With respect to paragraph (5) above, the 1940 Act and regulatory interpretations currently permit the Portfolio to borrow up to one-third of the value of its total assets (including the amount borrowed) valued at the lesser of cost or market, less liabilities (not including the amount borrowed) at the time the borrowing is made. With respect to paragraph (6) above, the 1940 Act and regulatory interpretations currently limit the percentage of the Portfolio’s securities that may be loaned to one-third of the value of its total assets. To the extent these are current interpretive positions that do not reflect any formal rule or statutory requirements, they may be changed by regulators without notice.

Disclosure of Portfolio Holdings

19.

Comment: Please consider adding language to the “Disclosure of Portfolio Holdings” section of the SAI, specifically on page 75, stating that all recipients are also subject to the same duty of confidentiality and duty not to trade on material non-public information.

Response: The Trust notes that page 76 of the SAI, under the “Disclosure of Portfolio Holdings” section, includes the Staff’s requested disclosure as follows:

Furthermore, the recipient of Confidential Portfolio Information by a Service Provider or Rating Agency must be subject to a written confidentiality agreement or other duty of confidentiality that prohibits any trading upon the Confidential Portfolio Information.

The Trust believes the current disclosure is sufficient and compliant with Form N-1A, and respectfully declines to make an additional change.

20.

Comment: The Staff notes that disclosure in the “Disclosure of Portfolio Holdings” section of the SAI states that “Before any disclosure of Confidential Portfolio Information to Service Providers or Rating Agencies is permitted, the Investment Manager’s Chief Compliance Officer (or persons designated by the Investment Manager’s Chief Compliance Officer) must determine that, under the circumstances, disclosure is in or not opposed to the best interests of the relevant Portfolio’s shareholders.” Please disclose if the procedures that the Portfolio uses to ensure that disclosure of information about portfolio securities is in the best interests of Portfolio shareholders, include procedures to address conflicts between the interests of Portfolio shareholders, on the one hand, and those of the Portfolio’s investment adviser; principal underwriter; or any affiliated person of the Portfolio, its investment adviser, or its principal underwriter, on the other.

Response: The applicable disclosure will be revised, in relevant part, as follows (new language denoted by underline and deletions by ~~strikethrough~~):

Before any disclosure of Confidential Portfolio Information to Service Providers or Rating Agencies is permitted, the Investment Manager’s Chief Compliance Officer (or persons designated by the Investment Manager’s Chief Compliance Officer) must determine that, under the circumstances, disclosure is in or not opposed to the best interests of the ~~relevant~~ Portfolio’s shareholders. The procedures used to ensure that such disclosure is in the best interests of the Portfolio’s shareholders seek to address potential conflicts of interest that may arise between the interests of shareholders, on one hand, and the interests of the Investment Manager, the Distributor, or any other affiliated persons of the Portfolio, its Investment Adviser, or its Distributor, on the other.

Other Information

21.

Comment: Please disclose in the “Other Information—Additional Performance Information” section on page 86 of the SAI, whether such performance information is calculated using SEC standardized performance formulas.

Response: The Trust confirms that performance information presented in this section is calculated using SEC standardized performance formulas. The Trust will revise the disclosure in this section as follows to reflect the deletion of certain information that is no longer relevant to the Portfolio (deletions denoted by ~~strikethrough~~):

~~The Portfolio may also provide current distribution information to its shareholders in shareholder reports or other shareholder communications, or in certain types of sales literature provided to prospective investors. Current distribution information for the Portfolio will be based on distributions for a specified period (i.e., total dividends from net investment income), divided by the relevant net asset value per share on the last day of the period and annualized. The rate of current distributions does not reflect deductions for unrealized losses from transactions in derivative instruments such as options and futures, which may reduce total return. Current distribution rates differ from standardized yield rates in that they represent what the Portfolio has declared and paid to shareholders as of the end of a specified period rather than the Portfolio’s actual net investment income for that period.~~

* * * * *

Please do not hesitate to call me (at 617-951-7591) or George B. Raine (at 617-951-7556) if you have any questions or require additional information.

Kind regards,

/s/ Angela C. Jaimes

Angela C. Jaimes, Esq.

cc:	Angela Borreggine, Esq.
Craig Ruckman, Esq.
David C. Sullivan, Esq.
George B. Raine, Esq.
Benjamin J.G. Ruano, Esq.